American Capital Agency Corp.

2 Bethesda Metro Center, 14th Floor

Bethesda, Maryland 20814

May 18, 2010

VIA EDGAR AND BY HAND

Mr. Tom Kluck

Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

RE:	American Capital Corp.; Registration Statement on Form S-3 (File No. 333-166199)

Dear Mr. Kluck:

American Capital Agency Corp., a Delaware corporation (the “Company”), has filed with the Securities and Exchange Commission (the “Commission”) on the date hereof Pre-Effective Amendment No. 2 (“Amendment No. 2”) to the above-referenced registration statement, which was originally filed on April 20, 2010 and amended on May 6, 2010 (the “Registration Statement”). The changes reflected in Amendment No. 2 were made in response to the comment (the “Comment”) of the Staff of the Commission (the “Staff”) set forth in the Staff’s letter to the Company, dated May 12, 2010. Set forth below is the Company’s response to the Comment. For the convenience of the Staff, the Company has restated the Comment in this letter. We are delivering to you by hand three courtesy copies of Amendment No. 2, marked to show the Company’s revisions to the prior amendment to the Registration Statement.

General

1. Please amend your filing to include the undertakings required by Item 512(a)(5) and (6), and (h) of Regulation S-K.

The undertakings on pages II-3 and II-4 of Amendment No. 2 have been revised to include the undertakings required by Items 512(a)(5) and (6), and 512(h) of Regulation S-K.

The Company hereby requests, pursuant to Rule 461 under the Securities Act of 1933, that the effective date of the Registration Statement be accelerated so that it may become effective at noon, Eastern Time, on May 19, 2010, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•

should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•

the Company may not assert Staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please notify the undersigned of such effectiveness by a telephone call to (301) 841-1405 and please confirm such effectiveness to my attention in writing by mail at the address above or by facsimile to (301) 654-6714.

Very truly yours,

AMERICAN CAPITAL AGENCY CORP.

By:	/s/ Samuel A. Flax
Name:	Samuel A. Flax
Title:	Executive Vice President and Secretary